Exhibit 12(a)

IDACORP, INC.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Six months	December 31,
	ended	(Thousands of Dollars)
	June 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$64,955	$103,327	$60,830	$31,063	$22,036	$206,972
Adjust for distributed income of equity
investees	(3,804)	(10,370)	1,990	(2,136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	296
Minority interest in losses of majority
owned subsidiaries	-	-	(48)	(435)	(211)	(612)
Supplemental fixed charges, as below	33,788	65,991	67,654	69,679	64,257	86,818
Total earnings, as defined	$94,939	$158,948	$130,426	$98,171	$83,538	$291,854

Fixed charges, as defined:
Interest charges	$32,274	$62,962	$61,269	$64,813	$60,031	$75,305
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	-	-	3,216	1,915	857	8,142
Rental interest factor	642	1,417	1,652	1,406	1,770	1,587
Total fixed charges	$32,916	$64,379	$66,137	$68,134	$62,658	$85,034

Supplemental increment to fixed
charges *	872	1,612	1,517	1,545	1,599	1,784

Total supplemental fixed charges	$33,788	$65,991	$67,654	$69,679	$64,257	$86,818

Supplemental ratio of earnings to fixed
Charges	2.81x	2.41x	1.93x	1.41x	1.30x	3.36x

* Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.